UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   John D. Nichols
   120 Park Avenue

   NY, New York 10017
2. Issuer Name and Ticker or Trading Symbol
   Altria Group, Inc. (MO)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   2/28/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock        |      |      |    | |                  |   |           |18956 1            |D     |                           |
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Common Stock        |      |      |    | |                  |   |           |1200               |I 2   |By Daughter                |
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Common Stock        |      |      |    | |                  |   |           |1200               |I 2   |By Son                     |
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Common Stock        |      |      |    | |                  |   |           |12800              |I     |Family Invest.Ltd. Partners|
                    |      |      |    | |                  |   |           |                   |      |hip                        |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
___________________________________________________________________________________________________________________________________|
Phantom Stock|1-for-1 |2/28/ 2|      |A   | |115 3      |A  |     |N/A  |Common Stock|115    |$38.87 |6585 5      |D  |            |
 Units       |        |003    |      |    | |           |   |     |     |            |       |4      |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Includes i) 7,725 shares held directly, ii) 10,500 shares held in a self-directed Retirement Account and iii) 731 deferred share equivalents held in the 2000 Stock Compensation Plan for Non-Employee Directors as of February 28, 2003.
  This is a decreas
e of 14 share equivalents since January 31, 2003, resulting from share fluctuations in the 2000 Stock Compensation Plan for Non-Employee Directors.
2. The reporting person disclaims beneficial ownership of these secutities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
3. These units were acquired on February 28, 2003 pursuant to the deferred fee program of the Altria 1992 Compensation Plan for Non-Employee Directors.
4. The average of the high and low price of Altria Group, Inc. Common Stock on February 28, 2003.
5. This is a decrease of 4 share equivalents since January 31, 2003. The total includes share equivalents acquired and fluctuations in the calculation of values of share equivalents under the deferred fee program of the Altria 1992 Compensation Plan for
Non-Employee Directors.
SIGNATURE OF REPORTING PERSON
John D. Nichols
G. Penn Holsenbeck for John D. Nichols